EXHIBIT 21.1

SUBSIDIARIES OF SCHMITT INDUSTRIES, INC.

AS OF MAY 31, 2004

Subsidiary	State of Incorporation or Country in Which Organized
Schmitt Measurement Systems, Inc.	Oregon
Schmitt Europa Systems, GmbH	Germany
Schmitt Europe, Ltd.	United Kingdom